UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On October 2, 2016, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiary, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), informed the Colombian Stock Exchange (Bolsa de Valores de Colombia) and Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that further to the matter previously reported by CEMEX Latam Holdings, S.A. (“CEMEX Latam”), most recently on September 23, 2016, regarding the new cement plant being built by CEMEX Colombia S.A. (“CEMEX Colombia”) in the department of Antioquia in the municipality of Maceo, Colombia (“Maceo”) under an existing five-year lease contract (the “Lease”) signed with a person designated by the government of Colombia as depository of certain assets:

Pursuant to the Lease, which was entered into as a temporary solution while the corresponding legal proceedings that affected the Maceo selling entity were resolved, CEMEX Latam believes that CEMEX Colombia is authorized to use and enjoy the land and mining rights in Maceo and to continue with the necessary works for the construction of the cement plant. The Lease was signed in 2013 and is currently set to expire in July of 2018, unless earlier terminated by the corresponding agency of the government of Colombia. CEMEX Latam and CEMEX Colombia strongly believe the Maceo project is crucial to the continued economic development of the area, especially in light of the recently signed peace accord. As such, CEMEX Latam currently expects that the cement plant in Maceo should be fully operational by early 2017. Pending resolution of these legal proceedings, CEMEX Colombia will plan to negotiate an extension of the Lease’s term.

As background, in August of 2012 CEMEX Colombia signed a memorandum of understanding (“MOU”) with the legal representative of the selling entity for the definition of the main terms and conditions of the acquisition of the land, the mining title and the legal entity that has the approval of the special tax and trade zone benefits for the construction of the cement plant in Maceo. The legal representative of the selling entity is a private non-governmental individual who represented the selling entity pursuant to a mandate which CEMEX Colombia has reviewed and believes authorizes such legal representative to transfer all assets, rights and property under the MOU from the selling entity to CEMEX Colombia. CEMEX Colombia also retained the same legal representative of the Maceo selling entity to acquire land adjacent to the Maceo property on behalf of CEMEX Colombia.

Pursuant to the MOU, CEMEX Colombia acquired all of the shares of a subsidiary of the Maceo selling entity which was the owner of the special tax and trade zone benefits. Also, CEMEX Colombia received documentation that evidenced that the mining rights under the MOU were transferred to CEMEX Colombia. However, as a result of the Colombian government’s initiation of an expiration of property proceeding, the transfer to CEMEX Colombia of the mining rights was ultimately not completed.

An internal audit process revealed that CEMEX Colombia made payments for an aggregate amount equivalent to approximately U.S.$20.5 million to the same person that was the legal representative of the Maceo selling entity and of CEMEX Colombia. These payments were deposited to the bank account of the legal representative as advances under the MOU and for the other land CEMEX Colombia was purchasing. As announced in September 23, 2016, as the officers responsible for the implementation and execution of the above referenced payments, two senior members of CEMEX Latam and CEMEX Colombia’s were recently terminated and the Chief Executive Officer resigned.

The payments made by CEMEX Colombia for the properties and mining rights in Maceo, as well as for the adjacent land, were made in violation of CEMEX and CEMEX Latam’s internal policies and, potentially, of applicable Colombian laws. As a consequence, CEMEX Latam and CEMEX Colombia have brought the matter to the attention of the Colombian Attorney General so that it can take any actions it deems appropriate. As per the requirements of the audit committees of CEMEX and CEMEX Latam, CEMEX Colombia has also retained external counsel to assist CEMEX Latam and CEMEX Colombia in their collaboration with the Colombian Attorney General. In accordance with CEMEX Latam’s controls and customary procedures, an independent audit team reporting to external legal counsel in Colombia has been engaged. CEMEX’s external auditors are also reviewing CEMEX’s internal audit documentation.

As of today, CEMEX is not able to assess the likelihood that these investigations and the departures of the above mentioned officers will lead to any actions that could impact CEMEX. CEMEX also is not able to assess whether the Colombian authorities will issue an adverse resolution regarding the legal proceedings for the expiration of property over the Maceo selling entity’s rights to dispose its assets. However, if CEMEX Colombia receives an adverse resolution to any legal proceeding to which it is a party (after exhausting all legal recourses available against any adverse resolution), and if the Lease is terminated or cannot be extended, these situations are currently not expected to have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 3, 2016	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller